HSBC Finance Corporation

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine months ended September 30,	2007	2006

	(dollars are in millions)

Net income	$(498)	$2,007
Income tax expense	166	1,167

Income before income tax expense	(332)	3,174

Fixed charges:
Interest expense	6,131	5,318
Interest portion of rentals(1)	42	44

Total fixed charges	6,173	5,362

Total earnings as defined	$5,841	$8,536

Ratio of earnings to fixed charges	.95	1.59
Preferred stock dividends(2)	44	43
Ratio of earnings to combined fixed charges and preferred stock dividends	.94	1.58

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.